Peace Arch Entertainment Group Inc.

Quarterly Consolidated Financial Statements

May 31, 2007 - Restated

(in thousands of Canadian dollars)

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	May 31, 2007 $ Restated (see note 3) (unaudited)	August 31, 2006 $ Restated (see note 3) (audited)
Assets

Cash and cash equivalents	1,132	1,216

Accounts and other receivables (note 4)	41,605	21,471

Inventory	2,004	1,830

Investment in film and television programming (note 5)	48,459	28,851

Prepaid expenses and deposits	913	370

Property and equipment (note 6)	1,347	571

Intangible assets (note 7)	2,091	1,875

Other assets (note 8)	1,507	511

Goodwill (note 10)	8,744	5,252

Restricted term deposits (note 17)	22,211	21,272

	130,013	83,219

Liabilities

Bank credit facility (note 11)	3,000	1,811

Corporate loans (note 12)	16,819	7,153

Accounts payable and accrued liabilities (note 13)	24,068	11,560

Note payable (note 14)	267	-

Production loans (note 15)	37,716	22,609

Deferred revenue	1,336	799

Future income tax liability	716	883

Revenue guarantee obligation (note 17)	22,211	21,272

	106,133	66,087

Shareholders’ Equity

Capital stock (note 19)	26,814	21,760

Contributed surplus (note 20)	3,282	2,864

Warrants (note 21)	600	1,010

Other paid-in capital	680	680

Deficit	(7,496)	(9,182)

	23,880	17,132

	130,013	83,219

Nature of operations and going concern (note 1)

Commitments and contingencies (note 26)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Earnings (Loss)

(expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended May 31		Nine Months Ended May 31
	2007 $ Restated (see note 3) (unaudited)	2006 $ Restated (see note 3) (unaudited)	2007 $ Restated (see note 3) (unaudited)	2006 $ Restated (see note 3) (unaudited)

Revenue	18,753	8,824	50,359	13,394

Expenses
Amortization of investment in film and television programming, and other production costs	9,562	2,998	24,849	4,764
Home entertainment direct costs	3,563	3,423	12,059	4,843
Selling, general and administrative	3,320	2,380	8,131	4,959
Other amortization	140	20	463	222

	16,585	8,821	45,502	14,788

Earnings (loss) from operations before the undernoted	2,168	3	4,857	(1,394)

Interest income	408	333	1,075	829
Interest expense (note 22)	(1,384)	(960)	(3,437)	(2,227)
Foreign exchange gain	861	83	196	589
Gain on sale of asset	-	-	-	43
Legal settlement (note 16)	-	-	957	-
Loss on settlement of obligation (note 18)	(396)	(15)	(409)	(15)

Earnings (loss) before income taxes	1,657	(556)	3,239	(2,175)

Income tax expense	(519)	-	(1,238)	-

Net earnings (loss) for the period	1,138	(556)	2,001	(2,175)

Net earnings (loss) per common share (note 23)
Basic	0.03	(0.03)	0.05	(0.11)

Diluted	0.03	(0.03)	0.05	(0.11)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

(expressed in thousands of Canadian dollars)

	Three Months Ended May 31		Nine Months Ended May 31
	2007 $ Restated (see note 3) (unaudited)	2006 $ Restated (see note 3) (unaudited)	2007 $ Restated (see note 3) (unaudited)	2006 $ Restated (see note 3) (unaudited)

Deficit – Beginning of period	(8,523)	(6,009)	(9,182)	(4,255)

Preference share dividends	(111)	(79)	(315)	(214)
Net earnings (loss) for the period	1,138	(556)	2,001	(2,175)

Deficit – End of period	(7,496)	(6,644)	(7,496)	(6,644)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

	Three Months Ended May 31		Nine Months Ended May 31
	2007 $ Restated (see note 3) (unaudited)	2006 $ Restated (see note 3) (unaudited)	2007 $ Restated (see note 3) (unaudited)	2006 $ Restated (see note 3) (unaudited)
Cash flows from operating activities
Net earnings (loss) for the period	1,138	(556)	2,001	(2,175)
Items not affecting cash
Amortization of film and television programming (note 5)	8,280	1,282	19,462	2,458
Income tax recovery	(48)	-	(167)	-
Amortization of deferred financing costs	32	302	58	414
Other amortization	140	132	463	222
Stock-based compensation and warrant costs	366	494	963	737
Loss on settlement of obligation	396	15	409	15
Gain on sale of asset	-	-	-	(43)
Investment in film and television programming	(10,192)	(2,157)	(30,980)	(12,433)
Changes in non-cash operating working capital (note 24)	(11,410)	20	(8,159)	2,321

	(11,298)	(468)	(15,950)	(8,484)

Cash flows from investing activities
Acquisition of kaBOOM! Entertainment Inc., net of cash acquired	-	-	-	(3,176)
Acquisition of Castle Hill Productions Inc. and Dream LLC	135	-	(9,517)	-
Deferred acquisition costs	(917)	-	(917)	-
Property and equipment purchases	(472)	(9)	(887)	(136)

	(1,254)	(9)	(11,321)	(3,312)

Cash flows from financing activities
Bank credit facility	950	-	1,189	-
Issuance of corporate loans	5,522	3,176	18,379	7,849
Repayment of corporate loans	(3,435)	(608)	(8,713)	(1,207)
Deferred financing costs	-	-	(381)	(416)
Production loans	7,666	(963)	35,207	10,372
Repayment of production loans	(3,937)	(2,385)	(20,448)	(7,615)
Issuance of preference shares on exercise of warrants	653	689	930	1,516
Issuance of common shares upon exercise of stock options	324	117	346	117
Issuance of common shares on exercise of warrants	399	-	678	-

	8,142	26	27,187	10,616

Decrease in cash and cash equivalents	(4,410)	(451)	(84)	(1,180)

Cash and cash equivalents – Beginning of period	5,542	699	1,216	1,428

Cash and cash equivalents – End of period	1,132	248	1,132	248

Supplemental cash flow information
Interest paid	794	338	2,379	1,176

Non-cash transactions (note 25)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Nature of operations and going concern

Based in Toronto, Vancouver, Los Angeles and New York, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the “Company”) produces and acquires feature films, television and home entertainment content for distribution to worldwide markets.

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast doubt on the validity of this assumption. The Company has undergone substantial growth in corporate and sales infrastructure and also through acquisitions.  The Company will continue to require additional financing until it can generate positive cash flows from operations. While the Company continues to maintain its day-to-day activities and produce and distribute films and television programming, its working capital situation is constrained at times. Furthermore, the Company operates in an industry that has long operating cycles which require cash injections into new projects significantly ahead of the delivery and exploitation of the final production.

The application of going concern basis is dependent upon the Company obtaining additional financing in the short term and achieving sufficient cash flows from operations to fund continuing operations and meet its obligations as they come due.  Subsequent to May 31, 2007, the Company completed a private placement of 13,200,000 Common Shares for gross proceeds of $33,000,000 (net proceeds of $30,708,000).  A portion of the net proceeds will be applied as general working capital (see subsequent events note 29(i)).  There is no assurance that the Company will be successful in its financing efforts and in achieving sufficient cash flows from operations.  If the Company is unsuccessful, the Company may be required to significantly reduce or limit operations.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis is not appropriate. If the going concern basis is not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

Significant accounting policies

a)

Basis of presentation

The interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada for interim financial reporting.  Accordingly, they do not include all of the information and footnote disclosures necessary for complete financial statements in conformity with Canadian generally accepted accounting principles.  The interim consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entities for which the Company is the primary beneficiary.  All material intercompany balances and transactions have been eliminated.

(1)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The interim consolidated financial statements have been prepared in a manner which is consistent with the accounting policies described in the Company’s audited financial statements for the year ended August 31, 2006.

b)

Variable interest entities

A VIE is an entity that either does not have sufficient equity at risk to finance its activities without subordinated financial support or wherein the equity investors lack the characteristic of a controlling financial interest.  VIEs are subject to consolidation by a company if that company is considered to be the primary beneficiary of the VIE.  The primary beneficiary is the party that is either exposed to a majority of the expected losses from the VIE’s activities or is entitled to receive a majority of the VIE’s residual returns or both.

The Company acquires from independent production entities various distribution rights to film properties either outright or by providing a non-refundable minimum guarantee against future revenues to be generated from its distribution activities. The Company has determined that these independent production entities may be VIEs when they lack sufficient equity financing to support their business activities. The Company evaluates each of these arrangements for the purpose of determining the primary beneficiary of each VIE. The Company’s variable interests in these entities consist of non-refundable minimum guarantees, guarantees of certain debt of these entities and fees paid to a third party guarantor of obligations of these entities. The amount of these variable interests can be significant. The Company is not the primary beneficiary in all of these arrangements. When the Company is not the primary beneficiary of the VIE, the minimum guarantee paid is included as investment in film and television programming.  The Company’s maximum exposure to loss for any particular film is represented by its non-refundable minimum guarantee and is reflected in the financial statements as investment in film and television programming.  When the Company is the primary beneficiary, the Company consolidates the VIE.

The Company has acquired distribution rights to five films and television programs from various independent production entities whose only activity is the production of the respective films and television programs.

The Company has consolidated the assets and liabilities of these production companies as follows:

Total VIE Balances $ Restated (see note 3 )

Accounts and other receivables	2,141
Investment in film and television programming	7,394
Prepaid expenses	597
Accounts payable and accrued liabilities	(2,431)
Production loans	(7,701)

(2)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The Company has determined that its rights to acquire film properties from other sole purpose production companies do not expose it to a majority of the expected losses or a majority of the expected returns of the VIEs. The aggregate of the Company’s maximum exposure to loss as represented by the aggregate of the non-refundable minimum guarantees from non-consolidated VIEs, is $9,816,000.

c)

Comparative figures

Certain comparative figures have been reclassified to conform to the basis of presentation adopted for the current year.

d)

Operating cycle

As the Company’s principal activity is the development, production and distribution of films and television programming for which the normal operating cycle exceeds one year, the Company maintains a non-classified balance sheet.

Restatement of financial statements

Restatement of May 31, 2007 and 2006

i)

During the year ended August 31, 2007, the Company identified errors in its financial statements related to its accounting treatment of interest, and consolidation of variable interest entities during the three and nine months ended May 31, 2007 and 2006.  It was determined that the Company was the primary beneficiary of five additional production entities.  It also was determined that a portion of interest incurred had been capitalized as a cost of investment in films and television programs when no expenditures were being incurred on preproduction and production activities.  The financing obtained by or arranged for consolidated sole purpose production companies, and for the variable interest entities above that were not previously consolidated, was used by the Company to fund corporate activities. The capitalization of interest was not consistent with the requirement of SoP 00-2. The adjustment results in an increase to accounts receivable of $413,000 an increase to investment in film and television programming of $5,616,000, an increase to prepaid expenses and deposits of $597,000, a decrease to corporate loans of $502,000, an increase to accounts payable and accrued liabilities of $2,061,000 and an increase to production loans of $5,852,000 as at May 31, 2007. There was a decrease in investment in film and television programming of $311,000 for May 31, 2006. There was an increase to interest expense of $266,000 and $783,000 (2006 – $132,000 and $311,000) for the three and nine months ended May 31, 2007 and 2006, and a reduction of amortization on investment in film and television programming of $85,000 and $269,000 (2006 – $17,000) for the three and nine months ended May 31, 2007 and 2006.

The result of the above adjustments is a net decrease in the Company’s earnings of $181,000 and $514,000 (2006 – $115,000 and $294,000) for the three and nine months ended May 31, 2007 and 2006 and a corresponding increase to the deficit in shareholders’ equity.

(3)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The effect of these errors on the August 31, 2006 consolidated financial position of the Company was a decrease in investment in film and television programming of $323,000 and a corresponding increase to the deficit and shareholders’ equity.

ii)

In addition, as at May 31, 2007, the Company has reclassified loans totalling $14,583,000 (August 31, 2006 - $7,153,000) to corporate loans from production loans to be consistent with the use of proceeds from the loans.

iii)

During the year ended August 31, 2007, the Company identified an error in its May 31, 2007 financial statements related to the accounting for a sale of film rights.  It was determined that this arrangement should have been accounted for as a co-production, with each co-producer retaining its respective rights.  Previously the Company had recorded amounts received from the other co-producer as revenues from the sale of the co-producers rights to the film.  The adjustment resulted in a decrease to revenues of $1,253,000, a decrease to amortization of investment in film and television programming of $1,226,000 and an increase in investment in film and television programming of $27,000 for the three and nine months ended May 31, 2007.

iv)

During the year ended August 31, 2007, the Company identified an error in its February 28, 2007 financial statements related to the recognition of warrant costs and the revaluation of common share purchase warrants on the date they vested. The adjustment resulted in an increase to stock-based compensation and warrant costs of $291,000 which is included in selling, general and administrative expenses and a corresponding increase to warrants in shareholders’ equity for the nine months ended May 31, 2007.

v)

During the year ended August 31, 2007, the Company identified an error in its May 31, 2007 financial statements related to its accounting treatment of penalties and uncertain tax positions.  It was determined that an additional provision for income tax should be made of $567,000 and $1,405,000 for the three and nine months ended May 31, 2007.  The total adjustment to accounts payable and accrued liabilities as at May 31, 2007 from these errors was $1,581,000 of which $176,000 was accrued for during the year ended August 31, 2006.

vi)

During the year ended August 31, 2007, the Company identified an error in the classification of cash flows in the statement of cash flows related to interest incurred and paid on debt during the three and nine months ended May 31, 2007 and 2006.  The Company had included interest incurred during those periods in the carrying values of certain production loans with the change in such loans, and presented as financing activities in the statement of cash flows.  The component of the increase in loan balances representing interest incurred should have been a non-cash transaction within operating activities.  Interest paid throughout those periods had also been presented as financing activities in the statement of cash flows when repayments of certain production loans were made.  The component of the repayment of loans representing interest should have been presented as cash used in operating activities in accordance with generally accepted accounting principles.  As a result of this error, for the three months ended May 31, 2007, additions to production loans and repayments of production loans in the statement of cash flows have been reduced by $1,378,000 and $794,000, respectively, with a corresponding net increase of $584,000 to cash used in operating activities. As a result of this error, for the nine months ended May 31, 2007, additions to production loans and repayments of production loans in the statement of cash flows have been reduced by

(4)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

$3,191,000 and $2,379,000, respectively, with a corresponding net increase of $812,000 to cash used in operating activities. As a result of this error, for the three months ended May 31, 2006, additions to production loans and repayments of production loans in the statement of cash flows have been reduced by $454,000 and $190,000, respectively, with a corresponding net increase of $264,000 to cash used in operating activities.  As a result of this error, for the nine months ended May 31, 2006, additions to production loans and repayments of production loans in the statement of cash flows have been reduced by $1,022,000 and $1,028,000, respectively, with a corresponding net decrease of $6,000 to cash used in operating activities.  This adjustment had no impact on the Company’s financial position or results of operations for the three and nine months ended May 31, 2007 and 2006.

The following table summarizes the effects of the preceding adjustments on the previously reported May 31, 2007 and 2006 consolidated financial position, results of operations and cash flows of the Company.

	As at May 31, 2007
	As reported $	Adjustments $	As restated $

Assets
Cash and cash equivalents	1,130	2	1,132
Accounts and other receivables	41,192	413	41,605
Inventory	2,004	-	2,004
Investment in film and television programming	42,924	5,535	48,459
Prepaid expenses and deposits	316	597	913
Property and equipment	1,347	-	1,347
Intangible assets	2,091	-	2,091
Other assets	1,507	-	1,507
Goodwill	8,744	-	8,744
Restricted term deposits	22,211	-	22,211
	123,466	6,547	130,013
Liabilities
Bank credit facility	3,000	-	3,000
Corporate loans	2,738	14,081	16,819
Accounts payable and accrued liabilities	20,426	3,642	24,068
Note payable	267	-	267
Production loans	46,447	(8,731)	37,716
Deferred revenue	1,336	-	1,336
Future income tax liability	716	-	716
Revenue guarantee obligation	22,211	-	22,211
	97,141	8,992	106,133
Shareholders’ Equity
Capital stock	26,814	-	26,814
Contributed surplus	3,282	-	3,282
Warrants	309	291	600
Other paid-in capital	680	-	680
Deficit	(4,760)	(2,736)	(7,496)
	26,325	(2,445)	23,880
	123,466	6,547	130,013

(5)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended May 31
	As reported	Adjustments	As restated
	2007	2007	2007
	$	$	$

Revenue	20,006	(1,253)	18,753

Expenses
Amortization of investment in film and television programming, and other production costs	10,873	(1,311)	9,562
Home entertainment direct costs	3,563	-	3,563
Selling, general and administrative	3,320	-	3,320
Other amortization	140	-	140

	17,896	(1,311)	16,585

Earnings (loss) from operations before the undernoted	2,110	58	2,168

Interest income	408	-	408
Interest expense	(1,118)	(266)	(1,384)
Foreign exchange gain	861	-	861
Gain on sale of asset	-	-	-
Legal settlement	-	-	-
Loss on settlement of obligations	(396)	-	(396)

Earnings (loss) before income taxes	1,865	(208)	1,657

Income tax (expense) recovery	48	(567)	(519)

Net earnings (loss) for the period	1,913	(775)	1,138

Net earnings (loss) per common share
Basic	0.05	(0.02)	0.03

Diluted	0.04	(0.02)	0.03

(6)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended May 31
	As reported	Adjustments	As restated
	2006	2006	2006
	$	$	$

Revenue	8,824	-	8,824

Expenses
Amortization of investment in film and television programming, and other production costs	3,015	(17)	2,998
Home entertainment direct costs	3,423	-	3,423
Selling, general and administrative	2,268	-	2,268
Other amortization	132	-	132

	8,838	(17)	8,821

Earnings (loss) from operations before the undernoted	(14)	17	3

Interest income	333	-	333
Interest expense	(828)	(132)	(960)
Foreign exchange gain	83	-	83
Gain on sale of asset	-	-	-
Legal settlement	-	-	-
Loss on settlement of obligations	(15)	-	(15)

Earnings (loss) before income taxes	(441)	(115)	(556)

Income tax (expense) recovery	-	-	-

Net earnings (loss) for the period	(441)	(115)	(556)

Net earnings (loss) per common share
Basic	(0.02)	(0.01)	(0.03)

Diluted	(0.02)	(0.01)	(0.03)

(7)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

	Nine months ended May 31
	As reported	Adjustments	As restated
	2007	2007	2007
	$	$	$

Revenue	51,612	(1,253)	50,359

Expenses
Amortization of investment in film and television programming, and other production costs	26,344	(1,495)	24,849
Home entertainment direct costs	12,059	-	12,059
Selling, general and administrative	7,840	291	8,131
Other amortization	463	-	463

	46,706	(1,204)	45,502

Earnings (loss) from operations before the undernoted	4,906	(49)	4,857

Interest income	1,075	-	1,075
Interest expense	(2,654)	(783)	(3,437)
Foreign exchange gain	196	-	196
Gain on sale of asset	-	-	-
Legal settlement	957	-	957
Loss on settlement of obligations	(409)	-	(409)

Earnings (loss) before income taxes	4,071	(832)	3,239

Income tax (expense) recovery	167	(1,405)	(1,238)

Net earnings (loss) for the period	4,238	(2,237)	2,001

Net earnings (loss) per common share
Basic	0.12	(0.07)	0.05

Diluted	0.11	(0.07)	0.05

(8)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

	Nine months ended May 31
	As reported	Adjustments	As restated
	2006	2006	2006
	$	$	$

Revenue	13,394	-	13,394

Expenses
Amortization of investment in film and television programming, and other production costs	4,781	(17)	4,764
Home entertainment direct costs	4,843	-	4,843
Selling, general and administrative	4,959	-	4,959
Other amortization	222	-	222

	14,805	(17)	14,788

Earnings (loss) from operations before the undernoted	(1,411)	17	(1,394)

Interest income	829	-	829
Interest expense	(1,916)	(311)	(2,227)
Foreign exchange gain	589	-	589
Gain on sale of asset	43	-	43
Legal settlement	-	-	-
Loss on settlement of obligations	(15)	-	(15)

Earnings (loss) before income taxes	(1,881)	(294)	(2,175)

Income tax (expense) recovery	-	-	-

Net earnings (loss) for the period	(1,881)	(294)	(2,175)

Net earnings (loss) per common share
Basic	(0.10)	(0.01)	(0.11)

Diluted	(0.10)	(0.01)	(0.11)

(9)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended May31
	As reported	Adjustments	As restated
	2007	2007	2007
	$	$	$

Cash flows from operating activities

Net earnings (loss) for the period	1,913	(775)	1,138
Items not affecting cash
Amortization of film and television programming	9,591	(1,311)	8,280
Income tax recovery	(48)	-	(48)
Amortization of deferred financing costs	32	-	32
Other amortization	140	-	140
Stock-based compensation and warrant costs	366	-	366
Loss on settlement of obligations	396	-	396
Gain on sale of asset	-	-	-
Investment in film and television programming	(5,312)	(4,880)	(10,192)
Changes in non-cash operating working capital	(13,612)	2,202	(11,410)
	(6,534)	(4,764)	(11,298)

Cash flows from investing activities
Acquisition of kaBOOM! Entertainment Inc., net of cash acquired	-	-	-
Acquisition of Castle Hill Productions Inc. and Dream LLC	135	-	135
Deferred acquisition costs	(917)	-	(917)
Property and equipment purchases	(472)	-	(472)

	(1,254)	-	(1,254)

Cash flows from financing activities
Bank credit facility	950	-	950
Issuance of corporate loans	(274)	5,796	5,522
Repayment of corporate loans	(200)	(3,235)	(3,435)
Deferred financing costs	-	-	-
Production loans	9,490	(1,824)	7,666
Repayment of production loans	(7,966)	4,029	(3,937)
Issuance of preference shares on exercise of warrants	653	-	653
Issuance of common shares upon exercise of stock options	324	-	324
Issuance of common shares on exercise of warrants	399	-	399

	3,376	4,766	8,142

Decrease in cash and cash equivalents	(4,412)	2	(4,410)

Cash and cash equivalents – Beginning of period	5,542	-	5,542

Cash and cash equivalents – End of period	1,130	2	1,132

(10)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended May31
	As reported	Adjustments	As restated
	2006	2006	2006
	$	$	$

Cash flows from operating activities

Net earnings (loss) for the period	(441)	(115)	(556)
Items not affecting cash
Amortization of film and television programming	1,299	(17)	1,282
Income tax recovery	-	-	-
Amortization of deferred financing costs	302	-	302
Other amortization	132	-	132
Stock-based compensation and warrant costs	494	-	494
Loss on settlement of obligations	15	-	15
Gain on sale of asset	-	-	-
Investment in film and television programming	(2,289)	132	(2,157)
Changes in non-cash operating working capital	(244)	264	20
	(732)	264	(468)

Cash flows from investing activities
Acquisition of kaBOOM! Entertainment Inc., net of cash acquired	-	-	-
Acquisition of Castle Hill Productions Inc. and Dream LLC	-	-	-
Deferred acquisition costs	-	-	-
Property and equipment purchases	(9)	-	(9)

	(9)	-	(9)

Cash flows from financing activities
Bank credit facility	-	-	-
Issuance of corporate loans	-	3,176	3,176
Repayment of corporate loans	(53)	(555)	(608)
Deferred financing costs	-	-	-
Production loans	2,667	(3,630)	(963)
Repayment of production loans	(3,130)	745	(2,385)
Issuance of preference shares on exercise of warrants	689	-	689
Issuance of common shares upon exercise of stock options	117	-	117
Issuance of common shares on exercise of warrants	-	-	-

	290	(264)	26

Decrease in cash and cash equivalents	(451)	-	(451)

Cash and cash equivalents – Beginning of period	699	-	699

Cash and cash equivalents – End of period	248	-	248

(11)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

	Nine months ended May31
	As reported	Adjustments	As restated
	2007	2007	2007
	$	$	$

Cash flows from operating activities

Net earnings (loss) for the period	4,238	(2,237)	2,001
Items not affecting cash
Amortization of film and television programming	20,957	(1,495)	19,462
Income tax recovery	(167)	-	(167)
Amortization of deferred financing costs	58	-	58
Other amortization	463	-	463
Stock-based compensation and warrant costs	672	291	963
Loss on settlement of obligations	409	-	409
Gain on sale of asset	-	-	-
Investment in film and television programming	(26,617)	(4,363)	(30,980)
Changes in non-cash operating working capital	(11,427)	3,268	(8,159)
	(11,414)	(4,536)	(15,950)

Cash flows from investing activities
Acquisition of kaBOOM! Entertainment Inc., net of cash acquired	-	-	-
Acquisition of Castle Hill Productions Inc. and Dream LLC	(9,517)	-	(9,517)
Deferred acquisition costs	(917)	-	(917)
Property and equipment purchases	(887)	-	(887)

	(11,321)	-	(11,321)

Cash flows from financing activities
Bank credit facility	1,189	-	1,189
Issuance of corporate loans	2,938	15,441	18,379
Repayment of corporate loans	(200)	(8,513)	(8,713)
Deferred financing costs	(381)	-	(381)
Production loans	48,489	(13,282)	35,207
Repayment of production loans	(31,340)	10,892	(20,448)
Issuance of preference shares on exercise of warrants	930	-	930
Issuance of common shares upon exercise of stock options	346	-	346
Issuance of common shares on exercise of warrants	678	-	678

	22,649	4,538	27,187

Decrease in cash and cash equivalents	(86)	2	(84)

Cash and cash equivalents – Beginning of period	1,216	-	1,216

Cash and cash equivalents – End of period	1,130	2	1,132

(12)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

	Nine months ended May31
	As reported	Adjustments	As restated
	2006	2006	2006
	$	$	$

Cash flows from operating activities

Net earnings (loss) for the period	(1,881)	(294)	(2,175)
Items not affecting cash
Amortization of film and television programming	2,475	(17)	2,458
Income tax recovery	-	-	-
Amortization of deferred financing costs	414	-	414
Other amortization	222	-	222
Stock-based compensation and warrant costs	737	-	737
Loss on settlement of obligations	15	-	15
Gain on sale of asset	(43)	-	(43)
Investment in film and television programming	(12,744)	311	(12,433)
Changes in non-cash operating working capital	2,327	(6)	2,321
	(8,478)	(6)	(8,484)

Cash flows from investing activities
Acquisition of kaBOOM! Entertainment Inc., net of cash acquired	(3,176)	-	(3,176)
Acquisition of Castle Hill Productions Inc. and Dream LLC	-	-	-
Deferred acquisition costs	-	-	-
Property and equipment purchases	(136)	-	(136)

	(3,312)	-	(3,312)

Cash flows from financing activities
Bank credit facility	-	-	-
Issuance of corporate loans	3,500	4,349	7,849
Repayment of corporate loans	(53)	(1,154)	(1,207)
Deferred financing costs	(416)	-	(416)
Production loans	15,743	(5,371)	10,372
Repayment of production loans	(9,797)	2,182	(7,615)
Issuance of preference shares on exercise of warrants	1,516	-	1,516
Issuance of common shares upon exercise of stock options	117	-	117
Issuance of common shares on exercise of warrants	-	-	-

	10,610	6	10,616

Decrease in cash and cash equivalents	(1,180)	-	(1,180)

Cash and cash equivalents – Beginning of period	1,428	-	1,428

Cash and cash equivalents – End of period	248	-	248

(13)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The following table summarizes the effects of the preceding adjustments on the previously reported August 31, 2006 consolidated financial position of the Company.

	As at August 31, 2006
	As reported $	Adjustments $	As restated $

Assets
Cash and cash equivalents	1,216	-	1,216
Accounts and other receivables	21,471	-	21,471
Inventory	1,830	-	1,830
Investment in film and television programming	29,174	(323)	28,851
Prepaid expenses and deposits	370	-	370
Property and equipment	571	-	571
Intangible assets	1,875	-	1,875
Other assets	511	-	511
Goodwill	5,252	-	5,252
Restricted term deposits	21,272	-	21,272
	83,542	(323)	83,219
Liabilities
Bank credit facility	1,811	-	1,811
Corporate loans	-	7,153	7,153
Accounts payable and accrued liabilities	11,384	176	11,560
Production loans	29,762	(7,153)	22,609
Deferred revenue	799	-	799
Future income tax liability	883	-	883
Revenue guarantee obligation	21,272	-	21,272
	65,911	176	66,087
Shareholders’ Equity
Capital stock	21,760	-	21,760
Contributed surplus	2,864	-	2,864
Warrants	1,010	-	1,010
Other paid-in capital	680	-	680
Deficit	(8,683)	(499)	(9,182)
	17,631	(499)	17,132
	83,542	(323)	83,219

(14)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Accounts and other receivables

	May 31 2007 $ Restated (see note 3)	August 31 2006 $

Trade receivables	32,009	16,322
Tax credits receivable	5,546	5,149
Note receivable from Canadian limited partnership	4,050	-

	41,605	21,471

At May 31, 2007, $3,423,000 (August 31, 2006 – $4,464,000) of the trade receivables and tax credit receivables are cross-collateralized against various financial institution production loans of $6,030,000 (August 31, 2006 – $7,763,000).

Tax credits receivable are Canadian federal and provincial government refundable tax credits and New York State tax credits. Management records a tax credit receivable when there is reasonable assurance that the amounts will be recoverable. All amounts are subject to final determination by the relevant tax authorities.

The note receivable from Canadian limited partnership is in respect of a film to which the Company has acquired certain distribution rights and for which the Canadian limited partnership has provided financing to the production company for the completion of the film.  The note receivable is secured by a charge over all the assets of the film’s production company.  The note receivable bears interest at the rate of 2.5% per month and was repaid in full subsequent to May 31, 2007.

Investment in film and television programming

Investment in film and television programming represents the unamortized costs of film and television projects which are in development, production or release and the costs of acquiring distribution rights to completed properties.

(15)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The components are as follows:

			May 31 2007 Restated (see note 3)			August 31 2006 Restated (see note 3)
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $

Theatrical films
Released	73,500	54,626	18,874	63,428	47,466	15,962
Productions in progress	7,084	-	7,084	5,506	-	5,506
In development	141	-	141	500	-	500
Television programming
Released	32,827	17,551	15,276	7,782	5,448	2,334
Productions in progress	4,557	-	4,557	3,401	-	3,401
In development	148	-	148	150	-	150
Home Entertainment	2,656	277	2,379	1,076	78	998

	120,913	72,454	48,459	81,843	52,992	28,851

The Company reviews future revenue projections supporting the carrying value of its investment in film and television programming in accordance with its accounting policy. During the nine months ended May 31, 2007, lower estimates of future revenue projections with reference to the anticipated market conditions for five of the films resulted in a writedown of $826,000 (2006 – $nil). The writedowns are included in amortization of investment in film and television programming and other production costs on the statements of earnings.

Property and equipment

			May 31 2007			August 31 2006
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $

Computers, furniture and equipment	1,082	201	881	422	124	298
Production equipment	301	108	193	286	63	223
Leasehold improvements	336	63	273	92	42	50

	1,719	372	1,347	800	229	571

(16)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Intangible assets

Certain identifiable intangible assets were acquired in connection with the acquisitions of kaBOOM! Entertainment Inc., Castle Hill Productions Inc. and Dream LLC.

			May 31 2007			August 31 2006
	Estimated fair value $	Accumulated amortization $	Net $	Estimated fair value $	Accumulated amortization $	Net $

Brand	300	83	217	300	38	262
Customer relationships	2,220	445	1,775	1,800	187	1,613
Other	116	17	99	-	-	-

	2,636	545	2,091	2,100	225	1,875

Amortization of intangible assets totalling $320,000 (2006 – $135,000) for the nine months ended May 31, 2007, is included in other amortization.  Intangible assets represents the fair value of kaBOOM! Entertainment Inc.’s brand and customer relationship acquired and Castle Hill Production Inc. and Dream LLC’s customer relationship and other intangible assets acquired.  The customer relationships, brand and other intangible assets are amortized on a straight-line basis over a period of six, five and three years respectively.

Other assets

	May 31 2007 $	August 31 2006 $
Deferred financing costs (a)	323	-
Deferred acquisition costs (b)	1,184	511
	1,507	511

a)

Deferred financing costs

Deferred financing costs of $381,000 (August 31, 2006 – $nil) represent costs associated with establishing the term loan as described in note 13.  Amortization of deferred financing costs of $58,000 (2006 – $414,000) for the nine months ended May 31, 2007 is included in interest expense.  The deferred financing costs are amortized over the term of the loan, which matures on December 31, 2010.

(17)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

b)

Deferred acquisition costs

As at May 31, 2007, the Company incurred $1,184,000 in costs directly associated with the acquisitions of Trinity Home Entertainment, LLC (note 29(ii)) and Dufferin Gate Holdings Inc. (note 26(e)).

As at August 31, 2006, the Company incurred $511,000 in costs directly associated with the acquisition of Castle Hill Productions Inc. and Dream LLC. As at May 31, 2007, these costs and any incremental direct costs of acquisition were included in the purchase cost of the acquisition (note 9).

Business Acquisition

On December 21, 2006, the Company acquired 100% of the issued and outstanding shares of Castle Hill Productions Inc. and Dream LLC (Castle Hill/Dream), which holds, among other things, the rights to a library of films.  The cost of the purchase was $11,186,000 consisting of cash consideration of $8,969,000 paid at the time of closing, 1,120,419 common shares of the Company valued at $1,158,000 and direct costs of the acquisition of $1,059,000.  The fair value of the Common Shares issued of $1.03 (US$0.89) per share was determined based on the date that the agreement was reached.

The cash component of the transaction was financed by (i) a term loan of $3,212,000 (US$2,746,000) from a financial institution as described in note 13, (ii) two increased existing loan facilities from a second financial institution totalling $5,363,000 (US$4,600,000) as described in note 15(b), secured by the Company’s accounts receivables; and (iii) from the Company’s working capital.

In conjunction with the provision of loans described in the preceding paragraph, the Company incurred aggregate financing costs of $381,000.  The costs are included in other assets (note 8(a)) on the consolidated balance sheet and are amortized over the term of the loan, which matures December 31, 2010.

The acquisition of Castle Hill/Dream has been accounted for by the purchase method and the results of operations of Castle Hill/Dream have been in included since December 21, 2006.  The preliminary cost of the purchase has been allocated to the assets acquired and liabilities assumed based on the fair values of such assets and liabilities with goodwill being the excess of the cost of purchase over the estimated fair values of net assets acquired.

Amount $
Accounts receivable	1,000
Investment in film and television	8,090
Property and equipment	32
Customer relationships	420
Other intangibles	116
Prepaid expenses	26
Goodwill (note 10)	3,492
Accounts payable and accrued liabilities	(1,427)
Deferred revenue	(563)
Total consideration	11,186

(18)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The preliminary allocation of the purchase price is subject to revision as more detailed analysis of the fair values of the assets and liabilities are computed.

Due to changes in estimated asset and liability values, during the three months ended May 31, 2007, the Company changed its allocation of the purchase price by decreasing accounts receivable ($2,479,000), Investment in film ($511,000) and Customer relations ($1,317,000).  These changes were offset by decreases in the allocation to accounts payable and accrued liabilities ($660,000), deferred revenue ($2,233,000) and an increase in goodwill ($1,276,000).

Goodwill

	May 31 2007 $	August 31 2006 $

kaBOOM! Entertainment Inc.	5,252	5,252
Castle Hill Productions Inc. and Dream LLC	3,492	-

	8,744	5,252

Goodwill represents the excess of acquisition costs over tangible and intangible assets acquired and liabilities assumed in businesses acquired by the Company.  Goodwill is reviewed for impairment at least annually.

Bank credit facility

The Company has a bank credit facility with a Canadian bank to a maximum amount of $3,000,000. The credit facility bears interest at the prime rate of interest plus 1.25% and is due on demand. The bank credit facility is secured by a general assignment of a subsidiary’s assets.  At May 31, 2007, there was $nil (August 31, 2006 – $689,000) available under the facility.

(19)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Corporate loans

Corporate loans comprise the following:

	May 31 2007 $ Restated (see note 3)	August 31 2006 $ Restated (see note 3)

Term Loan (a)	2,738	-
Loans from related parties (b)	8,032	2,839
Term loan for business acquisition (c)	4,009
Production loans applied to corporate activities (d)	2,040	4,314

	16,819	7,153

a)

Term loan

In connection with the acquisition of Castle Hill Productions Inc. and Dream LLC (note 9), the Company entered into an agreement with a financial institution to borrow $2,938,000 (US$2,746,000).  The loan bears interest at the Canadian Imperial Bank of Commerce’s US base rate. The term loan is due to be repaid and reduced to US$1,533,000 by December 31, 2007; to US$833,000 by December 31, 2008; to US$233,000 by December 31, 2009 and repaid in full by December 31, 2010.

The loan is secured by a general assignment of certain of the Company’s subsidiaries’ assets, a guarantee from the Company and certain of its subsidiaries, and a pledge of shares of Castle Hill Productions Inc. and Dream LLC.

b)

Loans from related parties

On March 28, 2007 the Company entered into agreements with a director, a shareholder, and two members of senior management (or companies controlled by senior management) to loan the Company an aggregate amount of $4,935,000.  The transaction costs and interest anticipated to be paid is approximately $200,000.  The loans are secured by a general assignment of the Company’s assets and are repayable from proceeds of a private placement that closed June 8, 2007 (note 29(i)).

During the year ended August 31, 2006, the Company entered into an agreement with a company controlled by a director and by a member of the Company’s senior management in the principal amount of $2,740,000.  The loan bears interest at the rate of 18% per annum and is secured by the Company’s unencumbered entitlement to tax credits receivable due on films that it has produced and by guarantees provided by certain consolidated production companies, where such guarantees are limited to the consolidated production companies’ liability to the Company, amounting to the Company’s entitlement to

(20)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

the tax credits, in order to assist the Company with the financing of its distribution advances.  During the nine month period ended May 31, 2007, interest incurred on the loan was $369,000 (2006 – $nil), which includes interest of $268,000 paid to a director of the Company and the member of the Company’s senior management.  The loan was repaid from a portion of the net proceeds of a private placement that closed on June 8, 2007 (note 29(i)).

c)

Term loan for business acquisition

In connection with the acquisition of Castle Hill/Dream (note 9), the Company entered into agreements with a financial institution to increase existing loan facilities to borrow US$4,595,000 (Cdn$5,321,000) for the purpose of completing the financing of the purchase price. At May 31, 2007, the balance outstanding is US$3,748,000 (Cdn$4,009,000), which is due December 15, 2009 and bears interest at the rate of LIBOR plus 2.75%. The loan is secured by existing and future receivables of certain films.

d)

Production loans applied to corporate activities

Certain of the Company’s subsidiaries enter into financing arrangements with financial institutions and other lenders for funding to be used solely to produce films and television programs.  These subsidiaries include wholly owned companies and VIEs legally controlled by others.  These subsidiaries transferred all or a portion of the funds received under production loans’ draws to other subsidiaries of the Company to be used for other purposes including funding working capital.  The funds were transferred back to the production entities when those entities require the funds to finance their costs of production.  In some cases, the proceeds of the loans from certain non financial institutional lenders were provided to these other subsidiaries and never transferred to the production entities.  The Company intends to repay these loans from its cash flows.

Other terms of and security provided for the loans provided by financial institutions are described in note 15(a).  Other terms and guarantees of the loans provided by other lenders are described in note 15(b).

The loans bear interest at the rate of 6% to 30% per annum and have arrangement fees of 6%.  The weighted average interest rate of loans outstanding was 18.42% (2006 – 30%).  Interest incurred on the loans while the Company has use of the funds for corporate activities or while production entities are not active in preproduction and production is included in interest expense.

Included in the balance of production loans applied to corporate activities at May 31, 2007, is US$1,916,000 (Cdn$2,040,000) (2006 – US$2,179,000 (Cdn$2,408,000)) in such preproduction loans denominated in United States dollars.

(21)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Accounts payable and accrued liabilities

	May 31 2007 $ Restated (see note 3)	August 31 2006 $ Restated (see note 3)

Trade accounts payable and accrued liabilities	7,931	3,395
Income taxes payable	1,405	-
Production liabilities	6,931	2,867
Film asset acquisition liabilities	2,520	3,501
Participation liabilities	5,281	1,797

	24,068	11,560

Note payable

In connection with the acquisition of Trinity Home Entertainment, LLC (note 29(ii)), the Company paid a deposit against the acquisition price by issuing a promissory note in the principal amount of $267,000 (US$250,000) to the vendors.  The note is non-interest bearing and is subject to the terms and conditions of the letter of agreement dated May 9, 2007, and was repaid on closing (note 29(ii)).

Production loans

The Company enters into various loan financing arrangements for the purposes of commencing the production of a film project or the acquisition of film distribution rights. Such loans are usually specific to each film but may be secured by the receivables of several films.

Production loans comprise the following:

	May 31 2007 $ Restated (see note 3)	August 31 2006 $ Restated (see note 3)

Bank and other financial institution loans (a)	31,322	20,450
Interim bridging loans (b)	6,109	1,640
Vendor financing arrangement (c)	285	519

	37,716	22,609

(22)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

a)

Bank and other financial institution loans

The Company borrows from banks and other financial institutions to finance the costs of film production and acquisition of film distribution rights. Repayments may be solely from cash flows, as they are collected from tax credits received for or the revenue of each film or from across a number of films financed by the same lender. Each loan is either independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits or subsidies associated with each film or may be collateralized across a number of films.

Loans are made in United States dollars and Canadian dollars. Of the loans outstanding, US$13,857,000 (Cdn$14,822,000) (August 31, 2006 - US$10,538,000 (Cdn$11,648,000)) is denominated in United States dollars. The amount of loans may be based on committed advances and minimum guarantees receivable from distributors or broadcasters and expected tax credits.  In certain circumstances, another subsidiary of the Company may be the distributor and required to provide the minimum guaranteed fee.  Certain advances are made that are not supported by any distributor or broadcaster commitments or expected tax credits and provide the bank the right to draw from a cash collateral or control account.

All loans are due on demand with certain specified maturity dates.  In certain cases, the maturity dates coincide with the expected release date of the film or television program. Loans may be extended at a fee of ¾ to 1% of the outstanding balance.  All advances or minimum guarantees received from the distributors or broadcasters which do not represent funding for the production of the film or television programs are to be applied against the loans.  All loans supported by tax credits are due at the earlier of a specified date, the date that the tax credits are applied against taxes otherwise payable, the due date of the tax returns, upon receipt of the refundable tax credit or the date the tax credit claim is not accepted. The loans may be prepaid at any time.

For each loan, the Company has assigned to the lender all refundable tax credits and distributor and broadcaster advances and minimum guarantees, if applicable, and distributors fees to be received from the distribution of the film or television programs; provided the lender with a copyright mortgage on the respective film; and obtained a guarantee from Cangap, if applicable.

Loans from banks bear interest at rates ranging from the particular bank’s United States dollar base rate plus 1.5% to plus 3.25%. The Company has several loans outstanding from other institutions that bear interest at the rate of LIBOR plus 0.75% to plus 3.25%. Loans denominated in Canadian dollars bear interest at rates ranging from the Canadian Imperial Bank of Commerce’s prime lending rate minus 0.5% to plus 2%. The loans provide that interest may be capitalized to the cost of the loan to a maximum specified amount.  In addition, the Company pays the lenders certain arrangement fees for each loan.  As at May 31, 2007, the weighted average interest rate of the loans outstanding was 7.48% (2006 - 6.26%).

During the nine months ended May 31, 2007, loans totalling $4,927,000 (August 31, 2006 - $3,416,000) became due and payable.  The terms were extended by negotiation to more closely match the collection of cash from the revenue source acting as security interest for these loans.  The extension period for these loans is less than one year.

(23)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

During the nine months ended May 31, 2007, arrangement fees paid to banks and other financial institutions of $164,000 (2006 - $223,000) were capitalized to film and television programming costs.

Historically, the Company undertook many of its film productions in conjunction with producers outside of Canada. The Company’s related production subsidiary is contingently liable for certain debts of the co-producer in the event of a default.

b)

Interim bridging loans

Production subsidiaries of the Company, including wholly owned subsidiaries and consolidated VIEs, have entered into financing arrangement with various parties, on an interim basis prior to finalizing the financing for a film or television series. These funds generally are used to finance pre-production costs; however, during fiscal 2006 and 2007, the funds were used for other purposes as described in note 12(d).These interim bridge loans are repaid at the time production financing is arranged or within a specified period of time and are secured by the distribution and other rights to the film owned by the production subsidiary that was party to the loan documentation. The loans bear interest at a rate of 6% to 30% per annum. In addition, these loans generally are guaranteed by other non-production subsidiaries of the Company.

Of the loans outstanding, US$798,000 (Cdn$854,000) (August 31, 2006 - US$1,193,000 (Cdn$1,319,000)) is denominated in United States dollars. As at May 31, 2007, the weighted average interest rate of the loans outstanding was 25.97% (2006 - 20.96%).  The terms of these loans are less than one year.

(24)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

c)

Vendor financing arrangement

One of the Company’s subsidiaries received an interest free loan of $239,000 from a provider of DVD replication services, pursuant to the trading arrangement with that service provider. The loan is secured by a general security agreement over the assets of that subsidiary. The loan is repaid by periodic payments calculated to be in proportion with the volume of DVDs replicated by the service provider. Any unpaid balance of the loan is due on February 22, 2009.  As at August 31, 2007, the effective interest rate was nil%.

d)

Financing arrangements with a Limited Partnership

Certain lenders provide corporate and production loans to the Company that are required to be guaranteed or supported by collateral. The Company has entered into financing guarantee contracts with an unrelated Canadian limited partnership (Cangap) that provides guarantees for certain of the Company’s bank loans. These bank loans that are provided either to (i) the Company for the purpose of financing its minimum guarantee obligations related to film and television rights acquisitions, (ii) to consolidated production entities directly to fund production costs or (iii) directly or indirectly to the Company and its non-production entities to fund corporate activities.  Cangap receives from the Company or its subsidiaries a loan guarantee fee that ranges from 10% to 13% based on the initial amount of the loan guarantee.  Total fees incurred by the Company for the period ended May 31, 2007 were $396,000 (2006 - $nil). Cangap’s guarantee is secured by certain distribution rights relating to each project and in certain instances cross-collateralized against multiple titles.

Legal settlement

On October 2, 2001, the Company initiated an action in British Columbia Supreme Court against a co-financier in a television series for damages from the co-financier's failure to honour a contract for its share of the financing of the television series. On December 21, 2006, the parties met with an arbitrator and negotiated a settlement of the Company's claim against the co-financier. On January 16, 2007, the settlement amount, less legal costs, was received by the Company.

Film financing transaction

Pursuant to a film financing arrangement, the Company is obligated to pay a revenue guarantee in the amount of $24,291,000 (£11,567,000) in April 2009.

(25)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

As security for the full value of the obligation due in 2009, the Company was required to place on deposit with a financial institution the amount of $21,339,000 (£9,034,000). The deposit, which earns interest of 5%, matures in April 2009. The deposit, as well as the interest earned thereon, are restricted for use as security for the guarantee and cannot be used for any other purpose. At May 31, 2007, the amount of the deposit was $22,211,000 (August 31, 2006 – $21,272,000). This deposit is included in restricted term deposits. The Company has recorded an equivalent amount as a revenue guarantee obligation. The carrying value of the obligation is accreted over the term to maturity at the effective interest rate of 5%.

During the nine month period ended May 31, 2007, interest income and interest expense of $841,000 (2006 – $740,000) was included in the results of operations.

Loss on settlement of obligation

On April 30, 2007, the Company issued 277,406 Common Shares to an individual related to a member of senior management valued at $860,000 for settlement of a loan payable plus interest, in the amount $464,000 (US$409,000).  The Company recorded a loss on settlement of $396,000 (note 19(a)(viii)).

Under the terms of a debt repayment agreement with Comerica Bank (Comerica), a former trade creditor, the Company, who had previously agreed to exchange Comerica’s trade payable balance for a term loan, issued a Conversion Right Certificate.  On March 30, 2006, Comerica converted its US$1,075,000 loan for 215,000 Common Shares in the Company.  The Company recognized a loss of $15,000 on the settlement of its obligation which represents the extinguishment of the Company’s liability to Comerica.

Capital stock

a)

Shares

Authorized

Unlimited Common Shares without par value

Unlimited Preference Shares, issuable in series without par value

Each Series I and Series II Preference Share is convertible into one Common Share of the Company at any time. Each outstanding Series I and II Preference Share pays a 10% cumulative dividend on a quarterly basis.

The Company may at its option, at any time after July 29, 2009 redeem any or all outstanding Series I Preference Shares at an exercise price of US$0.46 per share and any or all outstanding Series II Preference Shares at an exercise price of US$0.50 per share.

(i)

On September 1, 2006, the Company returned 121,000 shares to treasury from escrow, the balance of shares originally reserved for issuance to Comerica Bank of California as per their conversion agreement.

(26)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

(ii)

On September 7, 2006, 500,000 Series II Preference Share warrants were exercised at a price of US$0.50 per share for proceeds of $277,000 (US$250,000).

(iii)

On October 24, 2006, the Company issued 71,318 Common Shares in settlement of $71,000 of dividends payable to certain preferred shareholders. The value of the shares issued to settle the liability was $84,000 and therefore the Company recorded a loss on settlement of the dividends of $13,000.

(iv)

On November 17, 2006, 200,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of $123,000 (US$108,000).  A balance of $84,000 representing a portion of the value associated with warrants was transferred from warrants.

(v)

On December 21, 2006, the Company acquired 100% of the issued and outstanding shares of Castle Hill Productions Inc. and Dream LLC (note 9), which in part consisted of the issuance of 1,120,419 Common Shares of the Company valued at $1,158,000.  The fair value per Common Share of $1.03 (US$0.89) was determined based on the date that the agreement was reached.

(vi)

On January 12, 2007, the Company issued 39,907 Common Shares in settlement of $43,000 of dividends payable to certain preferred shareholders. The value of shares issued to settle the liability was $43,000.  The Company recorded no gain or loss on settlement.

(vii)

In January, 2007, 245,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of $156,000 (US$132,000).  A balance of $116,000 representing a portion of the value associated with warrants was transferred from warrants.

(viii)

On April 30, 2007, the Company issued 277,406 Common Shares valued at $860,000 for settlement of a loan payable plus interest in the amount of $464,000 (US$409,000).  The Company recorded a loss on settlement of $396,000.

(ix)

In May 2007, 645,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of $399,000 (US$348,000).

(x)

In May, 2007, 1,185,896 Series II Preference Share warrants were exercised at a price of US$0.50 per share for proceeds of $653,000 (US$593,000).

(xi)

During the nine months ended May 31, 2007, the Company issued 564,996 Common Shares for gross cash proceeds of $346,000 in connection with employee stock options that had been exercised.  A balance of $176,000 representing a portion of the value associated with stock options was transferred from contributed surplus.

(27)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Issued

		Common	Preferred – Series I			Preferred – Series II
	Number of shares	Amount $	Number of shares		Amount $	Number of shares	Amount $	Total amount $

Balance – August 31, 2006	30,964,977	18,164	4,347,825		1,656	2,661,929	1,940	21,760

Issued for cash on exercise of Series II Preference Warrants (note 19(a)(ii)(x))	-	-	-		-	1,685,896	930	930
Transfer of warrant fair value on exercise of Series II Preference warrants (note 21)	-	-	-		-	-	269	269
Issued for settlement of dividends payable (note 19(a)(iii)(vi))	111,225	127	-		-	-	-	127
Issued for cash on exercise of common share warrants (note 19(a)(iv)(vii)(ix))	1,090,000	678	-		-	-	-	678
Transfer of warrant fair value on exercise of common share purchase warrant (note 21)	-	510	-		-	-	-	510
Issued for Castle Hill/Dream acquisition (note 19(a)(v))	1,120,419	1,158	-	-	-	-	-	1,158
Issuance for debt settlement (note 19(a)(viii))	277,406	860	-		-	-	-	860
Issuance for cash on exercise of stock options (note 19(a)(xi))	564,996	522	-		-	-	-	522

Balance – May 31, 2007	34,129,023	22,019	4,347,825		1,656	4,347,825	3,139	26,814
Shares held in escrow	343,689	351	-		-	-	-	351
Returned to treasury from escrow (note 19(a)(i))	(121,000)	(123)	-		-	-	-	(123)
Shares held in escrow	222,689	228	-		-	-	-	228

b)

Stock options

On January 28, 1998 the Company’s shareholders approved a stock option plan (the “Plan”) pursuant to which the Company’s Board of Directors may grant stock options to officers and key employees.  In fiscal 1999, 2001, 2003 and 2006, the Company’s shareholders approved amendments to the Plan (the Amended Plan).  The number of shares issuable upon the exercise of options pursuant to the Amended Plan and any other Share Compensation Arrangements (as such term is defined in the Amended Plan) is 6,217,466 common shares of the Company. Stock options are granted with an exercise price in Canadian dollars equal to the stock’s fair market value at the date of grant. All stock options have terms between one and three years and vest and become fully exercisable immediately, or up to a period of 37 months. The Company intends to issue new shares for any stock options exercised.

(28)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The following table summarizes stock option transactions which occurred during the period:

	Number of shares	Weighted average exercise price $

Balance – August 31, 2006	2,908,667	0.68

Granted	1,820,000	1.77
Exercised	(564,996)	(0.61)
Expired	-	-
Forfeited	(285,000)	(1.11)

Balance – May 31, 2007	3,878,671	1.17

The weighted average fair value of options granted for the nine months ended was $1.62 (2006 – $0.39).  The intrinsic value of stock options exercised was $0.88 (2006 – $0.90).

The following table summarizes stock options outstanding as at May 31, 2007:

		Options outstanding
Expiry date	Exercise price per share $	Common	Weighted average remaining contractual life (years)

January 23, 2009	0.48	150,000	1.7
July 1 and July 28, 2008	0.52	375,000	1.1-1.2
October 12, 2008	0.58	218,667	1.4
August 31, 2009	0.63	530,837	2.3
February 1, 2010	0.63	211,667	2.8
February 25, 2008	0.65	462,500	0.8
June 12 and November 3, 2010	0.95	60,000	3.1-3.5
October 6, 2010	0.96	20,000	3.4
November 21, 2010	1.09	5,000	3.5
November 14, 2009	1.21	225,000	2.5
May 15, 2009	1.31	75,000	2.0
August 31, 2010	1.40	50,000	2.1
January 12 and September 1, 2010	1.43	180,000	2.6-3.3
March 28 and July 10, 2010	1.56	305,000	2.8-3.2
April 18, 2010	2.02	935,000	2.9
May 4, 2010	3.05	75,000	3.0

		3,878,671	2.19

At May 31, 2007, a total of 1,830,895 (August 31, 2006 – 1,517,215) options were exercisable at a weighted average exercise price of $0.88 (August 31, 2006 – $0.69).  The intrinsic value of the exercisable

(29)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

options was $1.94 (August 31, 2006 – $0.40) and a weighted average contractual term of 1.96 years (August 31, 2006 – 2.08 years).

c)

Stock-based compensation to employees

During the nine months ended May 31, 2007, the Company recorded stock based compensation expenses of $594,000 (2006 – $345,000). The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for stock options granted:

	May 31 2007	August 31 2006

Volatility (based on historical volatility)	97% to 113%	93% to 108%
Risk-free interest rate	3.40% to 4.16%	2.50% to 3.00%
Expected life	0.5 to 3.0 years	0.5 to 3.0 years

As at May 31, 2007, the Company had total compensation costs related to non-vested awards not yet recognized of $831,000 (August 31, 2006 – $225,000) with a weighted average period of 2.5 years (August 31, 2006 – 2.6 years).

Contributed surplus

The Company issued stock options to employees during the nine months ended May 31, 2007 as compensation. The Company has recognized $594,000 (2006 – $345,000) (note 19(c)) as expense and contributed surplus.

Amount $

Balance – August 31, 2006	2,864

Stock based compensation expense	594
Stock options exercised	(176)

Balance – May 31, 2007	3,282

Warrants

Series II Preferred Share Purchase Warrants

Each Series I and Series II Preference Share is convertible into one Common Share of the Company at any time. Each outstanding Series I and II Preference Shares pays a 10% cumulative dividend on a quarterly basis.

(30)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

During the year ended 2005, in connection with a private placement, the Company issued 4,347,825 Series II Preferred Share warrants.  Each warrant is convertible into one Series II Preference Share of the Company at a price of US$0.50 at any time up to July 29, 2009.  The allocation of the proceeds from the issuance of the Units to the warrants was $693,000.

During the nine months ended May 31, 2007, 1,685,896 Series II Preference Share warrants were exercised at a price of US$0.50 per share for total proceeds of $930,000 (US$843,000).  An amount of $269,000 (2006 –$424,000), representing the value of the Series II Preference Share warrants exercised during the nine months ended May 31, 2007 was transferred to the cost of the issued Series II Preference Shares.

Common Share Purchase Warrants

During the year ended 2006, the Company issued 1,500,000 Common Share warrants to a firm of marketing and publicity consultants.  1,000,000 warrants vested immediately and 500,000 warrants vest at the end of the arrangement, 12 months after the grant date.  Each warrant is convertible into one Common Share of the Company at an exercise price of US$0.54, exercisable until February 7, 2009. The fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 2-3 years, a risk free rate of interest of 4.0% and an expected volatility of between 94.38% and 102.6%.  The Company has recorded stock based compensation expense for the warrants in the amount of $78,000 (2006 – $nil) during the nine months ended May 31, 2007 which is included in selling, general and administrative expenses.

During the year ended 2006, the Company granted, as partial compensation to retain an investment banker as its financial advisor in connection with the private placement completed during the year, a warrant to purchase up to 269,000 common shares at an exercise price of $1.21 per share, exercisable until June 7, 2010. The fair value of $272,000, which was allocated against the net proceeds of the private placement, was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 3 years, a risk free rate of interest of 4.16% and an expected volatility of 102.6%.

During the nine months ended May 31, 2007, 1,090,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of $678,000 (US$588,000).  An amount of $510,000 representing the value of the common share purchase warrants exercised during the nine months ended May 31, 2007 was transferred to the cost of the issued Common Shares.

(31)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

	Common Share Purchase Warrants		Series II Preference Share Purchase Warrants
	Number of Shares	Amount $	Number of Shares	Amount $	Total Amount $

As at August 31, 2006	1,769,000	741	1,685,896	269	1,010
Value recognized	-	78	-	-	78
Converted	(1,090,000)	(510)	(1,685,896)	(269)	(779)
As at May 31, 2007	679,000	309	-	-	309

As at May 31, 2007, the following warrants were outstanding to acquire Common Shares and Preferred Shares as indicated in the table below:

		May 31, 2007		August 31, 2006
Expiry date	Exercise price per share	Common	Series II Preferred	Common	Series II Preferred
	$
February 6, 2009	US 0.54	410,000	-	1,500,000	-
June 7, 2010	1.21	269,000	-	269,000	-
July 29, 2009	US 0.50	-	-	-	1,685,896

		679,000	-	1,769,000	1,685,896

Interest expense

	Three Months Ended May 31		Nine Months Ended May 31
Interest expense comprises the following:	2007 $ Restated (see note 3)	2006 $ Restated (see note 3)	2007 $ Restated (see note 3)	2006 $ Restated (see note 3)

Bank credit facility	49	-	103	-
Term loan	65	-	115	-
Corporate and production loans	927	393	2,263	1,051
Deferred financing costs (note 8(a))	32	302	58	414
Film financing transaction (note 17)	283	245	841	740
Other	28	20	57	22

	1,384	960	3,437	2,227

Interest capitalized to film and television programming costs	605	123	989	154

Earnings (loss) per common share

(amounts in $ except weighted average number of shares which are expressed in thousands)	Three Months Ended May 31		Nine Months Ended May 31
	2007 $ Restated (see note 3)	2006 $ Restated (see note 3)	2007 $ Restated (see note 3)	2006 $ Restated (see note 3)
Numerator for basic net earnings (loss) per Common Share

Net earnings (loss)	1,138	(556)	2,001	(2,175)
Less: Preference Share dividends	(111)	(79)	(315)	(214)

Earnings used for basic net earnings (loss) per Common Share	1,027	(635)	1,686	(2,389)

Denominator for basic net earnings (loss) per Common Share
Weighted average number of Common Shares outstanding	33,385	23,124	32,212	22,074

Basic net earnings (loss) per Common Share	0.03	(0.03)	0.05	(0.11)

Numerator for diluted net earnings (loss) per Common Share:
Net earnings (loss) used in computing basic net earnings (loss) per Common Share	1,027	(635)	1,686	(2,389)
Preference Share dividends	111	-	315	-

	1,138	(635)	2,001	(2,389)
Denominator for diluted net earnings (loss) per Common Share

Weighted average number of Common Shares	33,385	-	32,212	-
Series I Preference Shares	3,280	-	2,624	-
Series II Preference Shares	2,545	-	1,936	-
Stock options and warrants	3,266	-	2,658	-
Contingently issuable shares	223	-	223	-

Shares used in computing diluted net earnings (loss) per Common Share	42,699	23,124	39,653	22,074

Diluted net earnings (loss) per Common Share	0.03	(0.03)	0.05	(0.11)

For the three and nine months ended May 31, 2006, the effect of potentially dilutive Series I & II Preferred Shares and Series II Preferred Share warrants, contingently issuable shares, stock options and other warrants, were excluded from the calculation of diluted earnings per share, as they are anti-dilutive as, the exercise price is greater than share price, to the basic earnings (loss) per Common Share.

Changes in non-cash operating working capital

	Three Months Ended May 31		Nine Months Ended May 31
	2007 $ Restated (see note 3)	2006 $ Restated (see note 3)	2007 $ Restated (see note 3)	2006 $ Restated (see note 3)

Accounts and other receivables	(6,503)	(1,252)	(19,134)	1,594
Inventory	245	(69)	(174)	19
Prepaid expenses and deposits	(476)	133	(517)	(131)
Accounts payable and accrued liabilities	(3,441)	(868)	10,880	(934)
Loan interest payable	584	264	812	(6)
Deferred revenue	(1,819)	1,812	(26)	1,779

	(11,410)	20	(8,159)	2,321

Non-cash transactions

	Three Months Ended May 31		Nine Months Ended May 31
	2007 $	2006 $	2007 $	2006 $
Fair value of warrants attributed to issuance of Series II Preference Shares and Common Shares (note 21)	499	195	779	424
Issuance of Common Shares on settlement of obligations (note 19(a)(iii)(vi))	860	205	987	205
Issuance of Common Shares on conversion of debt	-	157	-	157
Issuance of Common Shares for purchase of Castle Hill Productions Inc. and Dream LLC (kaBOOM! Entertainment Inc. – 2006) (note 19(a)(v))	-	-	1,158	500
Fair value of stock options transferred (note 19(a)(xi))	165	-	176	-
Acquisition payable for purchase of kaBOOM! Entertainment Inc.	-	1,000	-	4,202
Issuance of Common Shares for deferred financing costs	-	-	-	300
Issuance of note payable for deposit on acquisition of Trinity Home Entertainment, LLC (note 29(ii))	267	-	267	-

Commitments and contingencies

a)

Loan guarantees

i)

Certain film productions are pursuant to co-production agreements with an independent producer (the co-producer) in another country. The production loans are arranged jointly by the co-producers to cover their individual funding of the respective film production. Each co-producer is responsible for the payment of its respective portion of the loans out of receipts from the respective co-producer’s exploitation of the production. In the event of default by the co-producer, the Company is liable for any unpaid balance of the co-producer’s share of the loan. At May 31, 2007, the total amount of such unpaid loans was approximately $152,000 (August 31, 2006 – $223,000). In the event of such a default, the Company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. No accrual has been made as the Company believes the likelihood of payment is remote.

ii)

The Company has entered into financings with a Canadian limited partnership (see note 15(d)) which provides security for bank loans totalling $5,319,000 provided either to the Company to finance minimum guarantee obligations related to production rights acquisitions, or to production entities directly to support financing of production costs.  The limited partnership guarantee is secured by the Company by certain distribution rights relating to each project.  In each instance, the Company is the distributor of the project and the Canadian Imperial Bank of Commerce is the bank.

b)

Film distribution rights commitment

At May 31, 2007, the Company had commitments of $7,457,000 (August 31, 2006 – $2,229,000) with respect to the acquisition of film distribution rights to 16 films (August 31, 2006 – 10 films), which are expected to be delivered to the Company during the year ended August 31, 2007. These payments are required to be made at the date of delivery of the respective films which is expected to be no later than August 31, 2007.

c)

Legal claims

The Company’s subsidiary Peace Arch Motion Pictures Inc. (formerly GFT Entertainment Inc.) was named as one of several defendants in an action that commenced in June 2004 by Comerica Bank California. The Company believes that this claim is without merit because, among other things, the alleged events on which the claim is based occurred years prior to the formation of Peace Arch Motion Pictures Inc. The Company does not expect the outcome of this proceeding to have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

d)

Operating lease commitments

The Company is committed to certain operating lease payments for premises. The total annual rental commitments are as follows:

Lease obligations $
2007	135
2008	720
2009	792
2010	807
2011	808

3,262

e)

Business acquisition

On May 17, 2007, the Company entered into a binding letter of agreement to acquire Dufferin Gate Holdings Inc. (“DGH”), the parent holding corporation of Dufferin Gate Productions Inc. (“DGP”), a Canadian company which provides production services and facilities.  Under the terms of the agreement, the Company will acquire 40.01% of the total issued and outstanding shares of DGH and will subscribe for preferred shares such that together, the Company will have 50% of the voting rights in DGH for $2,400,000.  The Company intends to grant an option to the remaining shareholder to require the Company to purchase all of the remaining issued and outstanding shares of DGH for a price of $3,600,000.  The option is exercisable no later than January 31, 2008.  The closing of the acquisition is scheduled for July 31, 2007.  Upon execution of the agreement, the Company made deposits of $600,000 which have been included in other assets on the Company’s consolidated balance sheet (note 8(b)).

Segmented information

The Company reports its results of operations in three reportable segments, Motion Picture, Television, and Home Entertainment representing its principal business activities. The Motion Picture segment focuses its activities on the acquisition, production and worldwide exploitation of motion picture content. The Television segment focuses its activities on the acquisition, production and worldwide exploitation of television content. The Home Entertainment segment distributes video cassettes, DVD’s and ancillary merchandise in Canada.

Management focuses on and measures the results of operations based on earnings (loss) from operations before the undernoted as presented in the consolidated statement of earnings. Segment earnings (loss) before the undernoted is defined as segment revenues less segment amortization of investment in film and television programming and other production costs and home entertainment direct costs. Corporate expenses include costs that are not directly attributable to the reportable business segments. These expenses include salaries, professional fees, occupancy expenses and general and administrative costs and are included as corporate activities.

The Home Entertainment segment is impacted by strong sales in the Christmas season during the first and second quarters of the fiscal year.

Selected information for the Company’s operating segments, net of intercompany amounts, is as follows:

	Three Months Ended May 31		Nine Months Ended May 31
	2007 $ Restated (see note 3)	2006 $ Restated (see note 3)	2007 $ Restated (see note 3)	2006 $ Restated (see note 3)
Revenue
Motion Picture	2,389	3,420	13,094	4,659
Television	11,876	1,522	20,538	2,324
Home Entertainment	4,488	3,882	16,727	6,411
	18,753	8,824	50,359	13,394

Segment earnings (loss) from operations before the undernoted
Motion Picture	(1,322)	687	(834)	(962)
Television	4,647	35	6,458	379
Home Entertainment	334	394	2,760	993
Corporate	(1,491)	(1,113)	(3,527)	(1,804)
	2,168	3	4,857	(1,394)

	May 31 2007 $ Restated (see note 3)	August 31 2006 $ Restated (see note 3)
Total Assets
Motion Picture	71,474	64,215
Television	42,880	5,598
Home Entertainment	15,659	13,406
	130,013	83,219

Goodwill by reportable business segment as follows:

Television	3,492	-
Home Entertainment	5,252	5,252
	8,744	5,252

Revenue by geographic location, based on the location of customers, is as follows:

	Three Months Ended May 31		Nine Months Ended May 31

	2007 $	2006 $	2007 $	2006 $
Revenue
Canada	9,424	4,774	24,912	8,075
United States	8,413	2,159	16,601	2,299
United Kingdom	558	588	2,393	597
Germany	-	244	10	955
Japan	-	-	738	-
Other foreign	358	1,059	5,705	1,468

	18,753	8,824	50,359	13,394

Related party transactions

The Company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During the nine months ended May 31, 2007 the Company paid $151,000 (2006 – $142,000) to a company controlled by a shareholder, director and officer of the Company for executive services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

b)

As at May 31, 2007, included in production loans was $4,935,000 (August 31, 2006 – $nil) plus interest payable due to a director, a shareholder, and two members of senior management (or companies controlled by senior management) (note 15(d)).  During the nine months ended May 31, 2007, the Company incurred interest and arrangement fees of $158,000 (2006 – $nil) which is included in interest expense in the consolidated statements of earnings.  The loan was repaid from the proceeds of a private placement completed subsequent to May 31, 2007 (note 29(i)).

c)

As at May 31, 2007, included in production loans was $2,740,000 (August 31, 2006 – $2,740,000) plus interest payable due to a company controlled by a director and a member of the Company’s senior management (note 15(d)).  During the nine months ended May 31, 2007, the Company incurred interest of $369,000 (2006 – $nil) which is included in interest expense in the consolidated statement of earnings. The loan was repaid from the proceeds of a private placement completed on June 8, 2007 (note 29(i)).

d)

As at May 31, 2007, included in production loans was $50,000 (August 31, 2006 – $50,000) due to a director of the Company in respect of a loan for the purpose of interim financing of a certain production. The loan is unsecured, due on demand and is interest free.  The loan was repaid subsequent to May 31, 2007.

e)

On April 30, 2007, the Company issued 277,406 Common Shares to an individual related to a member of senior management valued at $860,000 for settlement of a loan payable plus interest, in the amount $464,000 (US$409,000).  The Company recorded a loss on settlement of $396,000 (note 18).

Other related party transactions and balances have been described elsewhere in these financial statements.

Subsequent events

(i)

Private placement

On June 8, 2007, the Company completed a private placement of 13,200,000 Common Shares for gross proceeds of $33,000,000 (net proceeds of $30,708,000).

The net proceeds were used to repay loans from related parties in the amount of $4,935,000 plus interest   and $2,740,000 plus interest (note 15(d)).  The remaining net proceeds will be used for general working   capital purposes and to finance the acquisitions of Trinity Home Entertainment, LLC (note 29(ii)) and  Dufferin Gate   Holdings Inc. (note 26(e)).

Pursuant to an advisory agreement, the Company granted as partial compensation to retain an investment banker as its financial advisor in various financing and acquisition activities, a warrant to purchase up to 400,000 common shares at an exercise price of $2.50 per share, exercisable until June 8, 2011.

(ii)

Business acquisition

On July 3, 2007, the Company acquired 100% of the membership interests of Trinity Home Entertainment, LLC (“Trinity”), an independent DVD distributor of feature films in the United States.  The cost of the purchase was $8,472,000 (US$7,975,000) consisting of 229,358 common shares of the Company valued at $530,000 (US$500,000) and cash consideration of $7,942,000 (US$7,475,000).  The fair value of the common shares issued of US$2.18 per share was based on the date agreement was   reached.  As at May 31, 2007, the Company had incurred $28,000 in direct costs associated with the acquisition, which are included in other assets on the consolidated balance sheet.  The cash component of the transaction was financed by the proceeds of the private placement completed on June 8, 2007, as outlined above.

The purchase agreement also provides for payment of a maximum additional consideration of $2,135,000 (US$2,000,000) upon finalization of Trinity’s audited financial statements for the years ended December 31, 2006 and 2005.  This amount was deposited in escrow by the Company on closing.  Any additional consideration paid will be included as a cost of the purchase, resulting in additional goodwill.

On May 9, 2007, in conjunction with the acquisition, the Company paid deposits totalling $556,000 (US$500,000) (note 8(b)).  The deposits consist of (i) $278,000 (US$250,000) cash held in escrow and (ii) an unsecured promissory note in the principal amount of $267,000 (US$250,000) payable to the vendors (note 14).  At closing, the cash deposit was applied towards the purchase price, and the note payable was satisfied by the cash portion of the purchase price.

The Company is unable to provide a preliminary allocation of the purchase price to the assets acquired and liabilities assumed.

The acquisition will be accounted for by the purchase method and the results of operations will be included in the consolidated financial statements from the acquisition date in the Company’s year end results.

United States generally accepted accounting principles (Restated)

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The material differences between the accounting policies used by the Company under Canadian GAAP and U.S. GAAP are disclosed below in accordance with the provisions of the Securities and Exchange Commission (SEC).

As described in note 3 to these consolidated financial statements, the Company has restated its financial statements under Canadian GAAP for the three and nine months ended May 31, 2007 and 2006 and as at August 31, 2006.  There are no differences between Canadian and U.S. GAAP related to these restatements, except for the following.

a)

Restatement of United States generally accepted accounting principles

The Company has revised its previously issued August 31, 2006 U.S. GAAP financial information to retrospectively account for share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency, as a derivative liability.  Previously, share purchase warrants were accounted for as equity under U.S. GAAP.  As a result of this change in accounting policy, the derivative liability is adjusted to fair value each period, with any resulting gains or losses included in net earnings under U.S. GAAP.  In addition, the reclassification of the Series II Preference Share warrants to a derivative liability resulted in a different allocation of the proceeds received from a private placement between the Series I Preference shares and the Series II Preference Share warrants, which resulted in the reversal of the beneficial conversion feature on the Series II Preference Share warrants.  The Company believes this change is preferable as it is consistent with the changes proposed by the staff to the Financial Accounting Standards Board on accounting for embedded and other derivatives in convertible instruments.  The adjustments to the year ended August 31, 2006 resulted in a reduction of $1,432,000 to shareholders’ equity under U.S. GAAP.

b)

Application of U.S. GAAP

i)

Gain on settlement of debt

During the year ended August 31, 2003, the Company recognized a gain on modification of certain debts and obligations.  For U.S. GAAP purposes the gain was not recognized in accordance with Statement of Financial Accounting Standards (SFAS) 15, where the gain can only be recognized when realized upon issuance of shares in settlement of the obligation.  During the nine months ended May 31, 2006, the Company issued 215,000 common shares to settle US$1,075,000 of debt which resulted in a gain of $1,173,000.

ii)

Film financing transaction

During the fiscal year ended August 31, 2004, the Company entered into various film financing arrangements which require repayment of certain amounts in future periods through a revenue guarantee obligation. For Canadian accounting purposes, the Company recognized the difference between the cash received and the obligation to the limited partnership as a reduction in the carrying value of its investment in film and television programming. For U.S. GAAP purposes, the difference would be recorded as a liability and accreted to income over the period for which the obligation remains outstanding. Accordingly, interest expense and amortization of the investment in film and television programming differ between U.S. and Canadian GAAP.

iii)

Non-employee stock based transaction

During the year ended August 31, 2006, the Company granted 1.5 million Common Share purchase warrants to a firm of marketing and publicity consultants as partial remuneration for services. For Canadian accounting purposes, the Company recognized the grant as an equity instrument.  For U.S. GAAP purposes, the warrants are recorded as a derivative liability with gains or losses arising from the revaluation of the liability fair value being included in the period operating results over the period for which the obligation remains outstanding. Accordingly, gains or losses on the settlement of the obligation differ between U.S. and Canadian GAAP.

iv)

Change in fair value of Series II Preference Share Warrants

During the year ended August 31, 2005, the Company issued 4,347,825 Series II Preference Share warrants in connection with a private placement.  For U.S. GAAP purposes, when a company’s share purchase warrants have an exercise price denominated in a currency other than a company’s functional currency, those share purchase warrants are recorded as a liability and adjusted to fair market value with any resulting gains or losses included in the calculation of net earnings under U.S. GAAP.  For Canadian GAAP purposes share purchase warrants are recorded as equity with no adjustment to fair market value.

v)

Beneficial conversion feature – Series I Preference Shares

During the year ended August 31, 2005, the Company completed a private placement consisting of 4,347,825 Units for gross proceeds of US$2 million.  The Company allocated the proceeds from the private placement between the Series I Preference Shares and the Series II Preference share warrants using a residual approach (note 30(vi)).  The value assigned to the Series I Preference Shares was less than the fair value of the Series I Preference Shares at the date of issue.  For U.S. GAAP purposes, any such beneficial conversion feature is recognized as a discount to the value of the Series I Preference Shares to be amortized over the period starting from the date of issuance to the earliest conversion date of the Series I Preference Shares.  The Series I Preference Shares were convertible on the date of issuance resulting in the entire discount being amortized during the year.  For Canadian GAAP this discount is not recognized.

vi)

Issuance of derivative instruments

During the year ended August 31, 2005, the Company completed a private placement consisting of 4,347,825 units for gross proceeds of US$2 million.  For U.S. GAAP purposes, the Series II Preference Share warrants were treated as a derivative liability and the Series I Preference Shares as equity.  Upon conversion of the Series II Preference Share warrants the fair value of the amount converted is transferred from a liability to shareholders’ equity.  For Canadian GAAP purposes, share purchase warrants are recorded as equity and there is no impact on shareholders’ equity upon exercise.

The Company allocated the proceeds from the placement between the Series I Preference Shares and the Series II Preferred Share warrants using a residual approach, initially allocating proceeds to the fair value of the liability and the residual to the Series I Preference Shares.  Under Canadian GAAP the proceeds were allocated to the Series II Preference Share warrants and the Series I Preference Shares using a relative fair value approach, therefore resulting in a difference between U.S. and Canadian GAAP.

Under U.S. GAAP, the net earnings (loss) and earnings (loss) per share figures for the three and nine months ended May 31, 2007 and 2006, and the shareholders’ equity as at May 31, 2007 and August 31, 2006 are as follows:

	Net earnings (loss)
	Three Months Ended May 31		Nine Months Ended May 31
	2007 $	2006 $	2007 $	2006 $
	Restated (see note 3)	Restated (see note 3)	Restated (see note 3)	Restated (see note 3)

Net earnings (loss) – Canadian GAAP	1,138	(556)	2,001	(2,175)
Gain on settlement of debt (note 30(i))	-	1,173	-	1,173
Benefit realized on film financing transaction (note 30(ii))	33	13	135	58
Non employee stock based compensation (note 30 (iii))	(759)	-	(1,029)	-
Changes in fair value of Series II Preference Share warrants (note 30(a)(iv))	(1,403)	-	(1,816)	-
Beneficial conversion feature – Series I Preference Shares (note 30(v))	-	195	-	424
Issuance of derivative instruments (note 30(vi))	-	-	-	-

Net (loss) earnings – U.S. GAAP	(991)	825	(709)	(520)

Denominator for basic net earnings (loss) per Common Share
Weighted average number of Common Shares outstanding:	33,385	23,124	32,212	22,074
Basic net earnings (loss) per Common Share under U.S. GAAP	(0.03)	0.04	(0.02)	(0.02)

Denominator for diluted net earnings per Common Share
Weighted average number of Common Shares outstanding	33,385	28,168	39,653	22,074
Diluted net earnings (loss) per Common Share under U.S. GAAP	(0.03)	0.03	(0.02)	(0.02)

The denominator is calculated in the same way as under Canadian accounting principles, and the numerator is determined above.

	Shareholders’ equity
	May 31	August 31
	2007 $	2006 $
	Restated (see note 3)	Restated (see note 3)

Shareholders’ equity – Canadian GAAP	23,880	17,132
Gain on settlement of debt (note 30(i))	(412)	(547)
Benefit realized on film financing transaction (note 30(ii))	(941)	(821)
Non employee stock based compensation (note 30(iii))	-	-
Changes in fair value of Series II Preference Share warrants (note 30(iv))	-	(949)
Beneficial conversion feature - Series I Preference Shares (note 30(v))	-	-
Issuance of derivative instruments (note 30(vi))	-	(13)

Shareholders’ equity - U.S. GAAP	22,527	14,802

The following table indicates the changes to the Company shareholders’ equity.

	May 31	August 31
	2007 $	2006 $
	Restated (see note 3)	Restated (see note 3)

Shareholders’ equity – beginning of period	14,802	6,121
Net (loss) for the period – U.S. GAAP	(709)	(4,456)
Exercise of Series II Preference Share warrants (note 19(a)(ii)(x))	3,709	2,720
Issuance of common shares for cash	-	8,370
Issuance of shares in settlement of obligation	-	231
Issuance of stock options granted (note 19(c))	594	640
Conversion of warrants (note 21)	-	272
Issuance of Common Shares on settlement of debt (note 19(a)(iii)(vi))	987	157
Issuance of Common Shares for acquisition of kaBOOM! Entertainment Inc.	-	800
Issuance of Common Shares for acquisition of Castle Hill Productions Inc. and Dream LLC (note 9)	1,158	-
Exercise of stock options	347	255
Exercise of Common Share purchase warrants	1,954	-
Dividends declared	(315)	(308)

Shareholders’ equity – end of period	22,527	14,802

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Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

a)

Supplementary information

i)

Allowance for doubtful accounts

Accounts receivable are disclosed net of allowance for doubtful accounts. Changes in the allowance for each of the years presented are as follows:

	May 31 2007 $	August 31 2006 $

Balance - Beginning of period	259	628

Credited to expenses	-	(369)

Balance - End of period	259	259

ii)

Consolidated statements of cash flows

The Canadian accounting standard for the preparation of cash flow statements is consistent with the principles for cash flow statements in International Accounting Standard No. 7, and accordingly, the cash flow statements presented herein have not been reconciled to U.S. GAAP under the accommodation provided by the SEC.

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